Filed by EQT Corporation

(Commission File No. 001-3551)

Pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Equitrans Midstream Corp.

(Commission File No. 001-38629)

On June 24, 2024, Equitrans Midstream Corporation and EQT Corporation issued the following joint news release:

EQUITRANS AND EQT ANNOUNCE DEADLINE FOR EQUITRANS PREFERRED STOCK ELECTION

CANONSBURG and PITTSBURGH, Pennsylvania (June 24, 2024) – Equitrans Midstream Corporation (NYSE: ETRN) (“Equitrans”) and EQT Corporation (NYSE: EQT) (“EQT”) today announced that, in connection with Equitrans’ proposed transaction with EQT (the “Merger”), the deadline for record holders of Equitrans Series A Perpetual Convertible Preferred Shares (“Equitrans Preferred Stock”) to elect the form of consideration they wish to receive in connection with the change of control contemplated by the Merger in accordance with the Second Amended and Restated Articles of Incorporation of Equitrans (the “Equitrans Articles”) is 11:59 p.m. Eastern Time on July 9, 2024 (the “Election Deadline”).

Accordingly, an election will be valid only if a properly completed and signed election form, together with all required documents and materials set forth in the election form and the instructions thereto, is received by Equiniti Trust Company, LLC, Equitrans’ transfer agent (“Equiniti”), by 11:59 p.m. Eastern Time on July 9, 2024. Equitrans commenced the mailing of such materials to record holders of Equitrans Preferred Stock on June 24, 2024. A holder of Equitrans Preferred Stock who fails to timely return a properly completed and signed election form to Equiniti and does not perfect its right under Pennsylvania law to dissent from the Merger will be deemed to have elected the Conversion Election, as described and defined in the election form and accompanying instructions.

For the avoidance of doubt, notwithstanding any election, pursuant to the Agreement and Plan of Merger entered into on March 10, 2024 (the “Merger Agreement”), the Equitrans Preferred Stock may be optionally redeemed by Equitrans, at EQT’s direction, prior to the completion of the Merger in accordance with the Equitrans Articles.

About Equitrans Midstream Corporation

Equitrans Midstream Corporation has a premier asset footprint in the Appalachian Basin and, as the parent company of EQM Midstream Partners, is one of the largest natural gas gatherers in the United States. Through its strategically located infrastructure assets in the Marcellus and Utica regions, Equitrans has an operational focus on gas transmission and storage systems, gas gathering systems, and water services that support natural gas development and production across the Basin. With a rich 140-year history in the energy industry, Equitrans was launched as a standalone company in 2018 with a vision to be the premier midstream services provider in North America. While working to meet America’s growing need for clean-burning energy, Equitrans is proud of its environmental, social, and governance (ESG) practices, striving every day to preserve and protect the environment, provide an engaging workplace for its employees, support and enrich its local communities, and to deliver sustained value for customers and shareholders.

Visit www.equitransmidstream.com; and to learn more about our ESG practices visit www.equitransmidstream.com/sustainability-reporting.

About EQT Corporation

EQT Corporation is a leading independent natural gas production company with operations focused in the Appalachian Basin. We are dedicated to responsibly developing our world-class asset base and being the operator of choice for our stakeholders. By leveraging a culture that prioritizes operational efficiency, technology and sustainability, we seek to continuously improve the way we produce environmentally responsible, reliable and low-cost energy. We have a longstanding commitment to the safety of our employees, contractors, and communities, and to the reduction of our overall environmental footprint. Our values are evident in the way we operate and in how we interact each day – trust, teamwork, heart, and evolution are at the center of all we do.

EQT Management speaks to investors from time to time and the analyst presentation for these discussions, which is updated periodically, is available via EQT’s investor relations website at https://ir.eqt.com.

Equitrans Midstream Investor Contact

Anthony DeFabio

Treasurer and Director, Investor Relations

412.518.7193

adefabio@equitransmidstream.com

Equitrans Midstream Media Contact

Natalie Cox

Vice President, Communications and Corporate Affairs

ncox@equitransmidstream.com

EQT Investor Contact

Cameron Horwitz

Managing Director, Investor Relations & Strategy

412.395.2555

Cameron.Horwitz@eqt.com

EQT Media Contact

Kelly Kimberly

FGS Global

EQT@fgsglobal.com

Cautionary Statements Regarding Forward-Looking Statements

This news release (this “Release”) contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect Equitrans’ and EQT’s current views about future events. These forward-looking statements include, but are not limited to, statements regarding the Merger, the expected closing of the Merger and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the Merger should not be considered a forecast of future results. Although Equitrans and EQT believe the forward-looking statements are reasonable, statements made regarding future results are not guarantees of future performance and are subject to numerous assumptions, uncertainties and risks that are difficult to predict. Actual outcomes and results may be materially different from the results stated or implied in such forward-looking statements included in this Release.

Actual outcomes and results may differ materially from those included in the forward-looking statements in this Release due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the possibility that the shareholders of Equitrans may not adopt the Merger Agreement; the possibility that shareholders of EQT may not approve the issuance of EQT common stock or the amendment to EQT’s charter in connection with the Merger; the risk that Equitrans or EQT may be unable to obtain governmental and regulatory approvals required for the Merger, or required governmental and regulatory approvals may delay the Merger or result in the imposition of conditions that could cause the parties to abandon the Merger; the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the Merger; the risk that any announcements relating to the Merger could have adverse effects on the market price of Equitrans’ common stock or EQT’s common stock; the risk of any unexpected costs or expenses resulting from the Merger; the risk of any litigation relating to the Merger; the risk that the Merger and its announcement could have an adverse effect on the ability of Equitrans and EQT to retain and hire key personnel, on the ability of Equitrans or EQT to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on Equitrans’ and EQT’s operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Equitrans and EQT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the Merger or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; Equitrans’ ability to satisfy the condition in the Merger Agreement relating to the FERC authorization regarding in service of the Mountain Valley Pipeline project as of the closing date; the effect of future regulatory or legislative actions on Equitrans and EQT or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what Equitrans and EQT expect; the ability of management to execute its plans to meet its goals and other risks inherent in Equitrans’ and EQT’s businesses; public health crises, such as pandemics and epidemics, and any related government policies and actions; the potential disruption or interruption of Equitrans’ or EQT’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Equitrans’ or EQT’s control; the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and other factors detailed in Equitrans’ and EQT’s Annual Reports on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such factors are difficult to predict and are beyond Equitrans’ and EQT’s control. Additional risks or uncertainties that are not currently known to Equitrans or EQT, that Equitrans or EQT currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this Release. Equitrans and EQT undertake no obligation to publicly correct or update the forward-looking statements in this Release, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information for Investors and Shareholders; Additional Information and Where to Find It

In connection with the Merger, EQT filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that includes a joint proxy statement of Equitrans and EQT and that also constitutes a prospectus of EQT. The registration statement was declared effective by the SEC on June 4, 2024, and Equitrans and EQT commenced mailing the definitive joint proxy statement/prospectus (the “joint proxy statement/prospectus”) to their respective shareholders on or around June 5, 2024. Equitrans and EQT also intend to file other documents regarding the Merger with the SEC. This document is not a substitute for the joint proxy statement/prospectus or the registration statement or any other document that Equitrans or EQT may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EQUITRANS, EQT, THE MERGER, THE RISKS THERETO AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by Equitrans or EQT through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Equitrans may be obtained free of charge on Equitrans’ website at www.ir.equitransmidstream.com. Copies of the documents filed with the SEC by EQT may be obtained free of charge on EQT’s website at www.ir.eqt.com/investor-relations.

No Offer or Solicitation

This Release relates to the Merger. This Release is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Source: Equitrans Midstream Corporation